North Shore Capital Advisors Corp.
                                20 Marlin Lane
                        Port Washington, New York  11050





November 21, 2008



Ms. Kristi Marrone
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

                RE:     North Shore Capital Advisors Corp.
                        Form 10KSB for year ended December 31, 2007
                        Filed 3/27/08
                        File No. 000-51245

Dear Ms. Marrone:

In response to your voice mail message today, please be advised that North Shore Capital Advisors Corp. (the "Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;


2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and



3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Steven Cohen

Steven Cohen
President